

May 16, 2018

By E-Mail

Tim Gardner, Esq.
Weil, Gotshal & Manges
29/F, Alexandra House
18 Chater Road, Central
Hong Kong

> **Re: eHi Car Services Limited**
> **Amended Schedule 13E-3**
> **Filed on April 16, 2018 by eHi Car Services Limited, Ray Ruiping Zhang,**
> **Ruiping Zhang 2016 Descendants Trust, L & L Horizon, LLC, MBK**
> **Partners Fund IV, L.P., MBK Partners JC IV, L.P., Fastforward**
> **Holdings Ltd, Fastforward Investment Ltd, Fastforward Company**
> **Ltd, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia**
> **Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund**
> **VI Co-Investment L.P., BPEA Teamsport Holdings Limited, BPEA**
> **Teamsport Limited, The Crawford Group, Inc., RedStone Capital**
> **Management (Cayman) Limited, Dongfeng Asset Management Co.,**
> **Ltd., Teamsport Topco Limited, Teamsport Midco Limited,**
> **Teamsport Parent Limited and Teamsport Bidco Limited**
> **File No. 005-88413**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1.   We note that Baring SPV acquired shares from TGMF after the initial Schedule 13E-3 had been filed and which was filed in connection with the agreement to purchase those shares from TGMF. We note that at the time Baring SPV purchased shares from TGMF it was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3. Please tell us how the filing person complied with Rule 13e-3 in connection with the purchase of shares by Baring SPV from TGMF. We may have further comment.

2.   On a related note, we believe the purchase of shares by Baring SPV from TGMF is a transaction in a series of transactions subject to Rule 13e-3. Thus, revise your proxy statement to provide disclosure addressing the TGMF purchase as well as the proposed

merger. For example, revise your disclosure of the fairness determination by each filing person to include the TGMF purchase.

3. Similar to comment 2 above, we note in Amendment No. 4 to the Schedule 13D filed by The Crawford Group that Crawford has agreed to purchase common shares from the IGC Sellers. Similar to the TGMF purchase, we believe the purchase of shares by Crawford from the IGC Sellers is a transaction in a series of transactions subject to Rule 13e-3. Thus, tell us how you intend to comply with Rule 13e-3 in closing that purchase and revise your proxy statement to provide disclosure addressing the purchase together with the merger and the TGMF purchase.

Summary Term Sheet, page 3

4. We note that the Summary Term Sheet and the Questions and Answers cover 20 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

5. Your definition of Unaffiliated Security Holders includes within it affiliates: *for example*, all of your officers and directors and some of your filing persons. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 37

6. Please address how the Special Committee and the Board, each of which has adopted the analysis and opinion of Duff & Phelps, were able to support their fairness determinations as to unaffiliated shareholders given that the financial advisor's opinion address fairness with respect to Per Share Merger Consideration to be paid to the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Company RSs and Shares represented by ADSs) and the Per ADS Merger Consideration to be paid to the holders of the ADSs (other than ADSs representing Excluded Shares), rather than to all shareholders unaffiliated with the company.

7. Refer to the first paragraph on page 42. Revise your disclosure to describe what consideration the Special Committee and Board gave to the firm offer made by Ocean and Ctrip. See Item 1014(b)(f) of Regulation M-A. Apply this comment also to the similar disclosure under the caption "Position of the Buyer Group as to Fairness of the Merger."

Position of the Buyer Group as to Fairness of the Merger, page 43

8. Revise this section to disclose the fairness determination with respect to the going private transaction, not the Merger alone.

9.   Please address how the Buyer Group was able to support its fairness determination as to unaffiliated shareholders given that the financial advisor's opinion address fairness with respect to Per Share Merger Consideration to be paid to the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Company RSs and Shares represented by ADSs) and the Per ADS Merger Consideration to be paid to the holders of the ADSs (other than ADSs representing Excluded Shares), rather than to all shareholders unaffiliated with the company.

Certain Financial Projections, page 46

10.   We note your disclosure that this section discloses "certain" key assumptions in preparing the financial projections. Revise your disclosure to include all material assumptions.

Opinion of Duff & Phelps, Special Committee's Financial Advisor, page 49

11.   Please revise to disclose the data underlying the results described in the Merger and Acquisition Transactions analysis. We note that such information appears on page 19 of the board book provided by Duff & Phelps and filed as an exhibit to the Schedule 13E-3.

12.   On a related note, tell us what consideration you have given to disclosing the substance of the table at the top of page 20 of the board book, which to show how the comparable company and transaction information resulted in the multiples used in arriving at the Value per ADS Range.

13.   On a further related note, explain in your disclosure why the top of each Selected Multiple Range on page 20 of the board book (16.0x and 12.0x) is significantly lower than the top of the Public Company Range (38.4x and 27.2x, respectively).

14.   Revise your disclosure to provide the information required by Item 1015(b)(4) of Regulation M-A.

Effects of the Merger on the Company, page 58

15.   Please fill in the table on page 60.

Alternatives to the Merger, page 60

16.   Revise the first paragraph on page 61 to expand upon each factor listed and how each such factor led the Special Committee not to recommend that the company remain a public company.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions